Exhibit 99.1

FF304

Next Day Disclosure Return

(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	Bilibili Inc.
Date Submitted:	29 December 2023

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the “Main Board Listing Rules”) / rule 17.27A of the GEM Rules (the “GEM Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”)

Section I

1. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on SEHK (Note 11)	Yes

Stock code (if listed)	09626	Description	Class Z

Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)		Closing market price per share of the immediately preceding business day (Note 5)		% discount(-)/ premium of issue price to market price (Note 7)
Opening balance as at (Note 2) 30 November 2023	327,845,845
1). Issue of shares under share award scheme	13,750	0.0033%	USD	0.0001	HKD	87.3	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the Global Share Incentive Plan - options
Date of changes 04 December 2023
2). Issue of shares under share award scheme	45,433	0.011%	USD	0.0001	HKD	87.3	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 04 December 2023
3). Issue of shares under share award scheme	28,918	0.007%	USD	0.0001	HKD	88	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 05 December 2023

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Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)		Closing market price per share of the immediately preceding business day (Note 5)		% discount(-)/ premium of issue price to market price (Note 7)
4). Issue of shares under share award scheme	20,000	0.0049%	USD	0.0001	HKD	88.2	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the Global Share Incentive Plan - options
Date of changes 06 December 2023
5). Issue of shares under share award scheme	28,122	0.0068%	USD	0.0001	HKD	88.2	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 06 December 2023
6). Issue of shares under share award scheme	21,585	0.0052%	USD	0.0001	HKD	91.85	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 07 December 2023
7). Issue of shares under share award scheme	5,199	0.0013%	USD	0.0001	HKD	92.55	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 08 December 2023
8). Issue of shares under share award scheme	28,681	0.007%	USD	0.0001	HKD	93.45	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 11 December 2023

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Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)		Closing market price per share of the immediately preceding business day (Note 5)		% discount(-)/ premium of issue price to market price (Note 7)
9). Issue of shares under share award scheme	3,000	0.0007%	USD	0.0001	HKD	93.1	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the Global Share Incentive Plan - options
Date of changes 12 December 2023
10). Issue of shares under share award scheme	5,393	0.0013%	USD	0.0001	HKD	93.1	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 12 December 2023
11). Issue of shares under share award scheme	50,000	0.0121%	USD	0.0001	HKD	95.9	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the Global Share Incentive Plan - options
Date of changes 13 December 2023
12). Issue of shares under share award scheme	9,246	0.0022%	USD	0.0001	HKD	95.9	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 13 December 2023
13). Issue of shares under share award scheme	10,075	0.0024%	USD	0.0001	HKD	95.55	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 14 December 2023

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Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)		Closing market price per share of the immediately preceding business day (Note 5)		% discount(-)/ premium of issue price to market price (Note 7)
14). Issue of shares under share award scheme	16,547	0.004%	USD	0.0001	HKD	91.35	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 15 December 2023
15). Issue of shares under share award scheme	6,000	0.0015%	USD	0.0001	HKD	95.45	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 18 December 2023
16). Issue of shares under share award scheme	177	0.00004%	USD	0.0001	HKD	92.3	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 19 December 2023
17). Issue of shares under share award scheme	9,049	0.0022%	USD	0.0001	HKD	88.9	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 20 December 2023
18). Issue of shares under share award scheme	1,725	0.0004%	USD	0.0001	HKD	89.75	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 21 December 2023

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Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)		Closing market price per share of the immediately preceding business day (Note 5)		% discount(-)/ premium of issue price to market price (Note 7)
19). Issue of shares under share award scheme	55,335	0.0134%	USD	0.0001	HKD	88.9	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to tmhe 2018 Share Incentive Plan - options
Date of changes 22 December 2023
20). Issue of shares under share award scheme	11,938	0.0029%	USD	0.0001	HKD	80.3	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 26 December 2023
21). Issue of shares under share award scheme	3,625	0.0009%	USD	0.0001	HKD	80.3	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 27 December 2023
22). Issue of shares under share award scheme	8,750	0.0021%	USD	0.0001	HKD	85.7	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the Global Share Incentive Plan - options
Date of changes 28 December 2023

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Issues of shares (Notes 6 and 7)	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7)	Issue price per share (Notes 1 and 7)		Closing market price per share of the immediately preceding business day (Note 5)		% discount(-)/ premium of issue price to market price (Note 7)
23). Issue of shares under share award scheme	159,777	0.0388%	USD	0.0001	HKD	85.7	-99.99%
Issue of Class Z ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) pursuant to the 2018 Share Incentive Plan - options
Date of changes 28 December 2023
24). Issue of shares under share award scheme	10,000	0.0024%	USD	0	HKD	85.7	-100%

Issue of Class Z ordinary shares pursuant to vesting of restricted share units granted to eligible participants (other than the directors of the Company) under the 2018 Share Incentive Plan - restricted share units

Date of changes 28 December 2023
Closing balance as at (Note 8) 28 December 2023	328,398,170

Remarks:	For illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.81.

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FF304

We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 9)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 10);

(v)

all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)

completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)

the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Notes to Section I:

1.	Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.

2.

Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later.

3.

Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer’s Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.

4.

The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer’s total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.

5.

Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”.

6.	In the context of a repurchase of shares:

•	“issues of shares” should be construed as “repurchases of shares”; and

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•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”.

7.	In the context of a redemption of shares:

•	“issues of shares” should be construed as “redemptions of shares”;

•	“issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and

•	“issue price per share” should be construed as “redemption price per share”.

8.	The closing balance date is the date of the last relevant event being disclosed.

9.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases.

10.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

11.	SEHK refers to Stock Exchange of Hong Kong.

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Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange     ☑  Not applicable

Submitted by:	Xin Fan
(Name)

Title:	Joint Company Secretary
(Director, Secretary or other Duly Authorised Officer)

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